Table of Contents

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

Commission File No. 024-11779

Xcelerate, Inc.
(Exact name of issuer as specified in its charter)

Florida (State of other jurisdiction of incorporation or organization)	8041 (Primary Standard Industrial Classification Code Number)	65-0710392 (I.R.S. Employee Identification No.)

110 Renaissance Circle

Mauldin, SC 29662

(854)-900-2020

(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Title of each class of securities issued pursuant to Regulation A:

Common Stock

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Part II

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Item 1.      BUSINESS

Corporate History

Xcelerate, Inc. (“we,” “us,” “our” or the “Company”) was incorporated under the laws of the State of Florida on November 26, 1996, under the name Stirus Research & Development, Inc. On November 19, 1998, our name was changed to Mecaserto, Inc. Thereafter, on May 4, 2004, our name was changed to National Business Holdings, Inc. and on May 28, 2004, the Company entered into a share exchange agreement with Shava, Inc., a reporting company under Section 12(g) of the Securities Exchange Act of 1934, as amended. On December 27, 2004, we acquired Union Dental Corp. and Direct Dental Services, Inc. On May 1, 2005, we changed our name to Union Dental Holdings, Inc. On April 22, 2009, we filed a Form 15 with the SEC, terminating our reporting obligations under the Securities Exchange Act of 1934, as amended. On October 1, 2015, Union Dental Holdings, Inc. executed an Assignment for the Benefit of Creditors assigning all of its rights in its assets to a secured creditor and on October 5, 2016, just over one year later after the assets had been distributed to the secured creditors, the case was closed.

On January 6, 2020, without the knowledge or consent of our sole officer and director and controlling shareholder, an individual who had no approval or control filed a notice of reinstatement in Florida. Then on March 3, 2020, the same individual filed a name change to Oilvite, Inc. in an unauthorized attempt to gain control of the Company and otherwise engage in corporate identity theft. On July 13, 2020, we filed Articles of Amendment in Florida changing our name back to “Union Dental Holdings, Inc.” from Oilvite Inc.

Effective as of May 1, 2020, the former sole officer and director resigned as sole officer and director and appointed Michael F. O’Shea to hold his positions with us. Also, at this time he transferred all of his ownership in our Company to Michael F. O’Shea.

On July 23, 2020, Mr. Steve Gravely joined our Board of Directors followed by Mr. Jason Householder on August 23, 2020, and Mr. Jon Wilken in May 2022.

On October 23, 2020, we filed Articles of Amendment in Florida changing our name to “Xcelerate, Inc.”

Business Overview and Plan of Operation

In May 2020, Michael O’Shea, was assigned majority control of our voting securities and was appointed to his current positions with us. He began to implement a strategic change in our business plan that initially included two separate but related businesses within the healthcare industry, including (i) development of medical technology and a virtual health platform to help patients in developing countries meet their medical needs by extending the reach of physicians through the technology; and (ii) owning and licensing the rights to various forms of medical equipment. In 2022, we expanded this business plan to include the marketing and sale of over-the counter healthcare products. See “Healthcare Products” below. As of the date of this report we are engaged in three separate but related businesses within the medical, health and wellness sectors, including:

•	formulation, packaging and marketing of consumer health and beauty, clinically tested skin care products;
•	development of AI and virtual health technology to assist patients in developing countries, initially in Africa, to provide for their population to obtain medical care by extending the reach of physicians through the use of that technology; and
•	owning and licensing the rights to various forms of medical equipment and portfolio of patents, patents pending and technology licenses;

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To fund these operations, in March 2022 we commenced an offering of our common stock pursuant to Regulation A promulgated under the Securities Act of 1933, as amended. This offering closed in February 2023 after we sold 8,000,000 shares of our common stock at an offering price of $0.05 per share for aggregate gross proceeds of $400,000.

Healthcare Products

Effective July 20, 2023, we completed an acquisition of a 51% majority interest in both ESN Group, Inc. (“ESN”) and California Skin Research, Inc., (“CSRI”), (collectively the “ESN Group”) and their portfolio of health care and skin care products, including Ceramedx®, a natural, ”plant-based” ingredient therapeutic product and Earth Science Beauty.

To acquire these interests we purchased shares directly from ESN, repaid outstanding debt, and purchased shares from shareholders for aggregate consideration of approximately $463,000. This acquisition was funded with available cash, plus a $400,000 interest free loan from an unaffiliated person, as well interest free loans from our CEO. We issued 3,000,000 shares of our common stock in consideration for the $400,000 loan. These loans are due upon demand.

ESN Group has been in the personal care market since 2002, initially with its Earth Science Naturals brand of products. These plant-based ingredient cosmetics were initially sold through the “natural channel” of stores and chains, including but not limited to Whole Foods Markets, Sprouts Market, New Seasons Market, New Leaf Market, Fresh Thyme Markets, and Natural Grocers/Vitamin Cottage. ESN’s products include skincare, hair care, and body care alternatives.

Since its inception, the ESN Group‘s business plan has been to utilize science to develop unique differentiated products made from plant-based ingredients. We believe that over the past decade there has been a recognition and increased consumer demand for natural plant-based personal care alternative to traditional products currently being offered by retail chains.

In 2018, the ESN Group developed Ceramedx, a unique brand of natural plant-based products/formulations in the therapeutic personal care market space, to complement its beauty brand of Earth Science Naturals and differentiate itself with a unique offering in the natural market. Ceramedx was developed to address the needs of sensitive dry skin and clinically diagnosed problems such as Atopic Dermatitis, Eczema and Psoriasis. Ceramedx’s unique matrix and process is considered proprietary and a trade secret.

The Ceramedx products are built on a unique proprietary technology (Riceramide 3), which incorporates plant-based ceramides and phospholipids, cholesterol, and fatty acids that mimic the skin’s natural moisture barrier. We believe Ceramedx is the first and only natural ceramide product offering in the market today.

ESN Group is also developing a three-product system for hair and scalp, which is expected to be released in the second quarter of 2024. As of the date of this report we are sampling customers with prototypes and provided things progress as we hope, we anticipate full production in May 2024. There are no assurances we will be able to meet this timetable.

Our moisturizing products provide moisturization, anti-aging and antioxidant properties to the skin. Our cleansers use a combination of ingredients that offer mild astringents and cleansing properties. Other active ingredients are included that restore the moisture, oftentimes stripped by cleansers. Our eye makeup remover uses a combination of 6 mild active ingredients that work in unison to clean, reduce redness, provide anti-aging properties, provide anti-inflammatory properties, restore moisture and calm the sensitive skin around the eye and eyelids.

We believe our products are superior to other competitive products on the market that are utilized for the same purposes. Specifically, our competitors typically use a stand-alone unique ingredient and build a marketing story around that ingredient. Since its inception, the ESN Group’s business plan has been to utilize science to develop unique differentiated products made from plant-based ingredients. The business mantra remains “products created from the earth and perfected by science”.

We also target 3 different skin types with our products, including dry skin, oily skin and normal skin that has varying degrees of dry patches or oily patches around the face. Our products are also pH balanced and identified on the packaging so the consumer can dial in the offering needed to meet their needs.

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In the beauty sector, ESN Group’s leading products include our Olive & Avocado Shampoo and Conditioning Hair Masque. ESN Group also offers a uniquely formulated eye make-up remover. We believe that Earth Science was one of the first health and skin care companies to introduce natural facial skincare targeted to specific skin types. These product sectors include normal skin (Essentials Line), oily-combination skin (Purifying Line), and dry skin (Hydrating Line). Other factors relating to these products include:

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Unique in that we offer 13 products in the Earth Science Portfolio which cover face, body and hair with a fragrance- free set of products. This comprises approximately 1/2 of the portfolio.

We create and manufacture to specific pH skin types and the formulation hold or return the skin to normal healthy parameter in the 4.5 – 6 pH range.

•	Eye makeup remover, serums, cleansing washes, moisturizer, deodorant and shampoos /conditioners.

•	All 7 of the current Ceramedx products are fragrance free. Including Ceramedx, the entire ESN total offering is 20 products.

•	These products are manufactured on a fragrance free basis because (i) fragrance (even natural fragrances) can be an irritant to skin and consumers are migrating more towards non-fragranced offerings; and (ii) fragranced personal care products clash with fragrances of perfumes, colognes and other fragrance enhancers, of which consumers are becoming less tolerant.

We expect that we will be adding additional products to our aforesaid business sectors during 2024. As of the date of this report and provided sufficient capital is available, we anticipate introducing Hair 3 products by the end of summer 2024, and new skin products, including: Essentials Line, Purifying and Dry skin by year end.

While no assurances can be provided, we believe that the following trends will impact the healthcare products markets for the foreseeable future:

•	The market trend is for natural products vs. synthetics will continue to be a major contributor to growth in the health and beauty industry.
•	According to Drug Topics Magazine and Dermatology Times (October 2022), 71% of consumers identify wanting products that address sensitive dry skin.
•	We believe that new consumers entering the marketplace (Gen Z, and Millennials) will choose a natural alternative to meet their health beauty needs.
•	Products need to have proven science behind them to substantiate their capability.
•	Technically differentiated products will capture consumer and retailer needs if marketed properly.

We believe that Ceramedx is the first natural alternative to CeraVe, Eucerin, and/or Cetaphil, the leading skincare products on the market.

ESN Group brands are offered and sold into the following US & Canadian markets:

•	Direct to Consumer;
•	Online Resellers, including: iHerb, Amazon, Thrive Market, Emerson Ecologics;
•	National Distribution into the Natural and Conventional Grocery: UNFI, KeHE, Threshold, PurityLife;
•	Direct to Retailers: Schnucks Markets, Wakefern, Hannaford, Albertsons.

Products have proprietary formulas owned by us and manufactured currently by 3 key contract manufacturing partners in Southern California. As our growth strategy evolves, we intend to expand to additional contract manufacturers in the Midwest and Eastern regions in the United States. This should provide faster response to customer demands and reduce overall distribution costs.

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Subsequent Event

In April 2024, we commenced the offering of our Ceramedx® products on the Army & Air Force Exchange Service (“AAFES”) online store, (www.shopmyexchange.com). The AAFES Exchange offers tax-free, discounted, online shopping to more than 20 million active and US Army and Air Force members and their families. In September 2023, we announced that ESN had been designated as an approved vendor to the AAFES various products it offers, including 21 Ceramedx® and Earth Science products. Since that time we have completed the review, training and logistic requirements required to go live. This was completed on April 9, 2024, which was our “go live” date with the membership. It is anticipated that the remaining approved products will be uploaded over the next few weeks.

Sales and Marketing

To date, ESN has utilized an independent broker network of approximately 350 people to support our sales and marketing efforts. This network included 3 independent agencies, including Acosta, for the area west of the Mississippi, Maximum Marketing, for east of the Mississippi and Purity Life, who is the National Distributor for Canada and LeBeau EXCEL who is the National Sales Broker company in Canada. We pay a standard broker commission of 5% of net revenue.

While we intend to continue to utilize our independent broker network, we also intend to expand our marketing efforts into direct marketing to retail and certain target markets, including the military, mass retail and mass drug. In August 2023, we signed a strategic marketing agreement with ProductSector, LLC, a brand development company specializing in consumer products with a focus on the health and wellness sector. ProductSector intends to assist in expanding market penetration to its existing mass market, government and pharmacy clients. We have developed a dual marketing plan/strategy that is intended to engage in direct marketing to the dermatologist market.

AfiyaSasa Africa, LLC

In December 2021, we signed a Membership Interest Purchase Agreement to acquire a 51% majority interest in AfiyaSasa Africa, LLC, a Wyoming limited liability company (“ASA”), a start-up medical technology and virtual health company that we believe is uniquely positioned to help patients in developing countries meet their medical needs by extending the reach of physicians through the technology. The day to day operations of ASA are handled by Dr. Dilantha Ellegala and Doyle Word, who are the Managers of ASA and who together have devoted over 30 years of work in Africa.

Dr. Ellegala’s neurosurgical expertise is in complex brain surgery and in Global Health Development. He has immersive experience in Tanzania having lived and worked for 4 of the past 17 years from (2006 to 2023) training healthcare workers. Recognizing an unmet need for medical education in rural areas of Africa, Dr. Ellegala and Mr. Doyle Word founded Madaktari Africa in 2008, a nonprofit company dedicated to improving health care around the world by facilitating global medical education efforts. They had training programs in many clinical areas of medicine at the major zonal hospitals in the country and their work was presented at the World Economic Forum (Africa, 2010). Recipients of a $1.5 million grant through the United States Department of Defense, they effected the development of nephrology and dialysis care and cardiac care in Southwestern Tanzania and subsequently their organization led the training of clinicians at what is now the premier Cardiac Institute in the region at the Jakaya Kikwete Cardiac Institute in Dar es Salaam. Additionally, as a young faculty member, Dr Ellegala was the founding Dean of the Center for Global Health at the Medical University of South Carolina.

This technology is centered around patented and patent pending software that uses and incorporates artificial intelligence (“AI”) and augmented reality (“AR”) licensed from AdviNOW, an Arizona based medical software company who developed and holds patents for the licensed software. On October 26, 2021, ASA has executed exclusive Reseller Agreement with AdviNOW for 10 initial priority markets across Africa including Tanzania, Kenya, Ethiopia, Uganda, Malawi, Zambia, Ghana, Zimbabwe, Botswana, South Africa and Egypt, representing a total catchment of approximately 1 billion people. ASA has agreed to pay AdviNow a percentage of gross revenue received by ASA, on a sliding scale, beginning at 3% for 2024 and 2025 and increasing and capped at 10% in 2028.

The app is designed to connect people virtually in remote and urban areas where there is limited medical infrastructure and/or limited medical professionals or in areas where high patient volumes are overburdening the existing health system, with licensed physicians. The system is accessed by patients on their cell phones, tablets, or computers, and allows licensed physicians and other medical personnel to conduct initial check-in, triage, and determine the most appropriate care path, virtually. Additionally, through a set of questions and answers that are dynamically integrated with the system’s proprietary AI component, measurements may be taken with medical devices that connect to a cell phone, tablet or computer (i.e., stethoscope, thermometer, pulse oximeter etc.), bringing the telemedicine virtual appointment to the next level and beyond. The AI assists with Q&A and with the AR to arrive at diagnostic possibilities, testing and treatment options and the next steps for the patient. This can be done in a fully automated fashion where there is no or extremely limited medical access, in a partially automated fully virtual fashion where physical access to a health care provider is not possible, or non-virtually as a means to make existing health care providers more efficient and more accurate in their diagnosis, testing, and treatment.

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ASA’s vision is to be the technology platform that allows “leapfrogging” advancement in the delivery of world class healthcare, initially in Africa, the continent with the largest population growth and high smartphone utilization for services, but without the ability to grow healthcare services in the traditional manner.

Our plan has been to initially concentrate on the Tanzania program launch. ASA’s efforts in Tanzania are done through ASA’s wholly owned subsidiary, Afya Sasa Tanzania, Inc. ASA’s efforts in 2022 were devoted to establishing pilot partnerships with hospitals, pharmacies and clinics. During 2024, we are seeking to scale up the program to reach most major cities as well as acquiring government backed contracts for subscribers in rural areas. Our business model projects revenue to come from multiple sources including member fees, technology (hospital) fees, prescription fees, scheduling fees and virtual consultation fees (as a percentage of billings by the provider), as well as nationwide National Health System underwriting commitments once the system is fully integrated.

To acquire our interest in ASA we paid an aggregate of $320,000 in cash to cover the capital required for the initial phase of development and we have issued an aggregate of 4 million shares of our common stock to ASA valued at $3,038. In July 2023, we satisfied our obligation to provide the aforesaid funding which has enabled ASA to hire four employees in Tanzania. We have also agreed to facilitate the raising of additional funds, if necessary, once the business concept is established and is deemed viable and revenues from this project are insufficient to continue to develop this opportunity.

We believe significant advancement of this project was made by ASA between July 2022 through the date of this report toward our goal to provide AI based virtual health services to the majority of patients in Tanzania. As of the date of this report we have signed agreements to provide our technology with two hospitals in Tanzania, including (i) Haydom Regional Rural Referral Hospital, also known as Haydom Lutheran Hospital (“HLH”) in Haydom, Tanzania, a 420-bed hospital serving 5.7 million people in North Central Tanzania, which provides for 12,635 inpatient admissions and 103,173 outpatient visits annually; and (ii) The National Hospital of Tanzania, Muhimbili National Hospital, Mloganzila (“MNH”) in Dar es Salaam, Tanzania, the largest hospital in East Africa. Muhimbili National Hospital System is the premier tertiary care hospital system (1,500 inpatient beds, 2,000 outpatient visits per day) for all of Tanzania, a country of 64 million people.

The contracts provide for revenues to come from multiple sources including member fees, technology (hospital) fees, prescription fees and virtual consultation fees (as a percentage of billings by the provider), as well as nationwide National Health System underwriting commitments once the system is fully integrated. While no assurances can be provided, we anticipate revenues from these agreements to commence initially in late 2024 or early 2025, provided that sufficient working capital is available. There are no assurances this will occur.

ASA is working towards developing multiple different revenue streams for different services. For each stream, once technology is in place we expect that there will be an initial trial period for testing, followed by a small scale period of limited revenue and then a rapid scale up to meet unmet demand. Initial income will come from the patients paying a Technology Fee at the point of service. This is our fee for using our AI system to get the diagnosis. We expect that this fee will be sufficient to cover our operating costs. Further revenue will come from our other fees to the patient for getting prescheduled appointments with preferred providers, which does not occur currently in the health systems we are partnering with. Patients are seen in a first come first served capacity with multi-hour wait times. Fees for prescheduled laboratory and imaging services will add to the revenue base. We will have annual memberships for those that want faster private evaluations and can afford them. Numerous other relationships can be arranged in the business sector to increase profitability, including the following projected income categories:

•	B2C Direct Members Revenue: for those customers that want and can afford an annual membership fee to AST for diagnosis and referrals, with scheduled appointments rather than first come, first served;
•	Pharmacy Partnerships Members Revenue: these partners support an AST kiosk in their Pharmacy for diagnosis and referrals and the pharmacy pays a monthly fee for having this service at their facility;
•	Clinic Partnerships Members Revenue: clinics pays monthly fee to be a member of the AST Network and use our technology for diagnosis.
•	Clinic Partnerships Technology Fee Revenue: clinics pay us a technology fee for each system access, in addition to the monthly fee for being a member of the AST network.
•	Large Hospital Tech Fee revenue: the large hospitals like MNH will only have patients pay a Technology Use Fee, which will cover our cost or the service delivery.
•	Virtual Consultation: Fee for virtual consultations.

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Additional revenue is anticipated from the following activities:

•	Virtual Consultation: During the first stage of operations, ASA will launch virtual consultation services making use of our patient portal, AI supported Q&A, and doctor confirmation of AI generated orders, diagnosis and treatment.

•	Referral and appointment booking fees: ASA intends to leverage its existing hospital MOUs and launch a fee based VIP appointment booking service for senior doctors and specialists.

•	With expected completed system development later in 2024 and early in 2025 provided the necessary funding is in place, of which there is no assurance, ASA plans to launch digital front door services and realize technical fee revenue, scale up virtual consultation and referral services, initiate membership revenue and realize prescription fee revenue. Tanzania does not currently have specific regulations for virtual health services or AI/AR services. The Government of Tanzania Ministry of Health has drafted some initial guidelines and all ASA’s planned operations fit within draft guidelines and proposed processes.

The ASA/MNH partnership means all services will initially be launched in partnership with the national government hospital and MNH will lead engagement with the Ministry of Health in areas where approvals or licensing are required.

We believe that ASA compares favorably with similar programs being implemented by others, with plans for a much wider range of services through potential associations with licensed physicians and clinical technicians, including digital front door, augmented reality medical measurements, patient data collection, scribing, telemedicine, AI assisted diagnosis and treatment, drug and non-drug treatment, EMR integration, closed loop follow up and criteria based audit, customized for country context and US patient protected AI and AR.

Once a service is operating successfully in Tanzania and generating revenue, ASA will immediately look to expand offering to other hospitals in Tanzania and then similar offering similar services to neighboring East African countries where the relevant license has been issued.

Healthcare Products

In May 2022, we entered into an agreement to acquire a portfolio of patents, patents pending and technology licenses from HS Pharmaceuticals LLC, a manufacturer and distributer of dermatological products for chronic wounds, burns and drug resistant infections, in consideration for the issuance of 10 million common shares of our common stock, as well as an agreement for both parties to share equally in any future profits that may result from the patents, net of any expense we incur in the development of the patents subsequent to the sale date. The formal assignment of these patents did not occur until September 2023, when the transaction was deemed closed and the relevant shares were issued.

Following is a list of our current patents.

Patents Acquired from HS Pharmaceutical, LLC

U.S. Patents

•	U.S. 9,889,151: methods of treating specific cancers with a composition releasing orthosilicic acid in vivo. Granted 13 February 2018
•	U.S. 9,333,224: methods of treating bacterial infection with a composition releasing orthosilicic acid in vivo. Granted 10 May 2016
•	U.S. 10,493,097: methods of treating specific types of ulcers (wounds) with a composition releasing orthosilicic acid in vivo. Granted 03 December 2019
•	U.S. 16/089,613: composition for bone repair/replacement comprising silicate and bone/bone surrogate. Pending
•	U.S. 16/670,060: novel bone putty compositions and methods of use. Pending

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European Patents – Validated in Germany, Spain, France, the United Kingdom, Ireland, Italy:

•	EP 2211868: Silicate solution for treating melanoma
•	EP 3305305: Silicate solution for wound healing
•	EP 21178277.6 pending
•	In-licensed IP (United Kingdom Research and Innovation)
•	Granted U.S., EP, AU, JP, Eurasian, CN patents
•	Pending in CA, HK, KR, SG

Patents Filed by Xcelerate, Inc.

•	U.S. 18/187,352: Surgical Tool with targeting guidance. Published 12 October 2023, Pending
•	U.S. 18/189,441: Surgical Device for use with surgical tool. Published 12 October 2023, Pending

Patent License previously acquired.

•	U.S. 10,718,586; Enhanced metal matrix composite weapon barrels. Granted 28 May 2019

As of the date of this report our financial resources are limited. As a result, our intention is to emphasis the business of the ESN Group and ASA rather than to develop these patents. We may utilize funds derived from revenue, if sufficient, to develop new products using these patents, if any, or may enter into agreements with third parties interested in developing one or more of our patents if agreeable terms can be reached.

MedTech Development

We have assembled an internationally recognized team of transnational clinicians, engineers and business leaders as consultants and advisors to identify, acquire, and develop engineering advancements, intellectual property and operating businesses in, or with applications in medical technology and clinical care based on a need/gap identified by our management in the market. These individuals include Dr. Dilan Ellegala, Dr. Anja Glisovic and Dr. Barry Marshall, Nobel Lauriat. Our business strategy is to acquire innovation at the engineering/patent level, marry it with appropriate early-stage operational med tech companies and apply it in a controlled clinical care setting which fosters engineering/clinical / business advancements under one umbrella.

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In March 2023, we filed two utility patent applications under application numbers 18/187,352 and 18/189,441. Additionally, they were filed as PCT applications under PCT/US2023/015755 and PCT/US2023/016194. Both applications are claiming priority to our patent application “Surgical Tools with Targeting Guidance”, filed under application number 63/323,112 in March 2022. We are currently developing three different InTool product lines: InTool Responder, InTool Clinic and InTool Infirmary. InTool Responder is geared towards emergency responders, including civilian and military paramedics. Accordingly, their InTool products will be disposable and come with a rugged, reusable display and a lot of inbuilt auto-adjustment features to optimize contrast and illumination. They will also conform with NATO standardizations as well as with US regulations. InTool Clinic has a different focus. It is aimed to use these applications in hospitals and operating theatres. Products from this line will allow additional features to be adjusted by the surgeon and graphical postprocessing. For example, there will be access to the Color Rendering Index (CRI), which is especially crucial in the red color palette to identify and distinguish blood vessels. Finally, there will be the InTool Infirmary line. No one wants to throw away the stock of surgical tools at hand but at the same time wants the newest tools to provide the best possible care to patients. We have recognized this fact and addressed this with the InTool Infirmary product line, which will allow us to retrofit existing surgical tools with the mentioned functionalities.

We do not intend to manufacture the surgical devices that are the subject of the pending patent and the current patent license but intend to license the technology to current manufacturers of these devices. We intend to identify potential licensees and approach them with a license proposal based on a flat fee plus an ongoing royalty and minimum sale requirements. By keeping this process in-house we believe we can control and limit what manufacturer is licensed based on the specific instrument they manufacture and also provide in-house technical expertise to assist in integrating our technology into their existing product line.

Growth by Acquisitions

As discussed above, our management is always aware of other related companies and how they may positively impact our business. We intend to continue to explore and if we believe that it is in our best interests, engage in what we believe to be synergistic acquisitions or joint ventures with unrelated companies that we believe will enhance our business plan. If we are successful in our attempts to acquire synergistic companies utilizing our securities as part or all of the consideration to be paid, our current shareholders will incur dilution. There are no assurances we will be able to consummate additional acquisitions using our securities as consideration, or at all.

There are numerous things that will need to occur in order to allow us to implement this aspect of our business plan and there are no assurances that any of these developments will occur, or if they do occur, that we will be successful in fully implementing our plan. If we are successful, the acquisition of related, complimentary businesses is expected to increase revenues and profits by providing a broader range of services in vertical markets which are consolidated under one parent, thus reducing overhead costs by streamlining operations and eliminating duplicitous efforts and costs. There are no assurances that we will increase profitability if we are successful in acquiring other synergistic companies.

Management will seek out and evaluate related, complimentary businesses for acquisition. The integrity and reputation of any potential acquisition candidate will first be thoroughly reviewed to ensure it meets with management’s standards. Once targeted as a potential acquisition candidate, we will enter into negotiations with the potential candidate and commence due diligence evaluation of each business, including its financial statements, cash flow, debt, location and other material aspects of the candidate’s business.

In implementing a structure for a particular acquisition, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. We may also acquire stock or assets of an existing business.

Seasonality

None of our business segments are subject to any seasonality.

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Legal proceedings

As of the date of this report we are not involved in any litigation and management is unaware of any threatened action.

Facilities

Our current address is 110 Renaissance Circle, Mauldin, SC 29662, which is provided to us on a rent-free basis by a company owned by our CEO. This space consists of 200 square feet of executive offices. It is anticipated that this location will meet our needs for the foreseeable future.

The ESN Group leases 8,200 sq feet, including 5,500 sq. ft of warehouse space and 2,700 sq feet of executive office space located at 6383-B Rose Lane, Carpinteria, CA pursuant to a written lease that expires in March 2024. Monthly rent is $7,392. While we believe this space will be sufficient for the immediate future, we expect to outgrow this space in the near future. We are currently examining our various alternatives and options. This space is currently being rented on a month to month basis.

ASA’s principal place of business is located at Plot 1826/26 Chole Road, Masaka Dar es Salaam, Tanzania, which consists of 10 s/m of office space. A majority of their required space will be provided by the applicable hospitals. ASA also has various offices in Arizona. We are not responsible for any of these lease costs.

Employees

As of the date of this report we have three employees and the ESN Group employs 7 persons.

In addition to its 2 person management team, ASA has 2 full time employees, plus three part time employees. None of ASA’s employees are considered our employees.

None of these employees are members of any union. The relationship with these employees is good.

Competition

The healthcare product business is highly competitive. This market segment includes numerous manufacturers, marketers, and retailers that actively compete for the business of consumers both in the United States and Canada, the principal markets for the ESN Group. Most of our competitors, such as Proctor and Gamble, Johnson and Johnson, Loreal and others, are large companies with substantially greater financial, technical and human resources than we have. The market is also highly sensitive to the introduction of new products, which may rapidly capture a significant share of the market. Sales of similar products by competitors may materially and adversely affect our business, financial condition and results of operations.

Relevant to ASA, we believe there are other companies pursuing similar concepts but as of the date of this report we do not believe that any one group has established itself as the leader in this endeavor. We believe competitors include are Babylon (Rwanda only), Agha Khan Pigia Daktar (an app that only supports scribing), iPath plus which only supports Scribing and EMR integration), Lyft Plus (Digital Front Door and Scribing) and Ada Health. Ada Health has a digital front door and scribing and is pursuing a research trials approach.

We believe ASA compares favorably to its competitors due to Dr. Ellegala and Mr. Word’s considerable history and involvement in healthcare in the region, as well as its plans to provide a much wider range of services including digital front door, augmented reality medical measurements, patient data collection, scribing, telemedicine, AI assisted diagnosis and treatment, drug and non-drug treatment, EMR integration, closed loop follow up and criteria based audit, customized for country context and US patient protected AI and AR. However, there can be no assurances that ASA will establish any competitive advantage or that its proposed plan of operations will be successful.

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As we described above, we have filed patent application “Surgical Tools with Targeting Guidance”, wherein we intend to license these rights to a manufacturer of medical devices. There are numerous other companies throughout the world that are engaged in the business of developing and manufacturing new medical devices, most of whom are larger, more experienced and have significantly greater financial resources than we currently have available.

Government Regulations

Except for our over-the-counter healthcare product business, none of our business or proposed business requires any material compliance with governmental regulations. All of our health care business operations are subject to extensive and frequently changing federal, state, provincial and local laws and regulations. All products are clinically tested to meet FDA guidelines for safety, efficacy, and product claims. None of our products are required to be approved or cleared by the FDA.

Current law in the US does not require cosmetic products and ingredients, other than color additives, to have FDA approval before they go on the market, but there are laws and regulations that apply to cosmetics on the market in interstate commerce. The two most important laws pertaining to cosmetics marketed in the United States are the Federal Food, Drug, and Cosmetic Act (FD&C Act) and the Fair Packaging and Labeling Act (FPLA). The FDA regulates cosmetics under the authority of these laws.

The FDA has historically regulated OTC products which offer SPF Facial Lotion.  The FDA is also taking a more active role in product labeling substantiation. Compliance with these regulations is a shared responsibility between us and our manufacturing labs. We engage in extensive testing at certified labs to assist in identifying and supporting the label claims made for our products. Our products go through extensive internal and external review before going to market with products and their supporting marketing materials.

We are committed to meeting or exceeding the standards set by the FDA and the FTC and we believe we are currently operating within both the FDA and FTC regulations.

We are unaware of any established governmental regulations applicable to our proposed operations in Africa. Tanzania does not currently have specific regulations for virtual health services or AI/AR services. The Government of Tanzania Ministry of Health has drafted some initial guidelines and all ASA’s planned operations fit within draft guidelines and proposed processes. The ASA/MNH partnership means all services will initially be launched in partnership with the national Government hospital and MNH will lead engagement with the Ministry of Health in areas where approvals or licensing are required in the future.

Lastly, we do not have any intention of obtaining government approval of our patents, including the surgical drill. Rather, we intend to license our patent rights to existing manufacturers who will be responsible for obtaining all necessary governmental approvals for the products they market.

Risk Factors

We face risks and uncertainties that could affect us and our business. These risks are outlined under the heading “Risk Factors” contained in our latest offering circular filed with the SEC (the “Offering Circular”), which may be accessed at https://www.otciq.com/edgar/GetFilingHtml?FilingID=15485463 as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

12

Item 2.      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview and History

We were incorporated under the laws of the State of Florida on November 26, 1996, under the name Stirus Research & Development, Inc. On November 19, 1998, our name was changed to Mecaserto, Inc. Thereafter our name was changed to National Business Holdings, Inc. on May 4, 2004, and on May 28, 2004, the Company entered into a share exchange agreement with Shava, Inc., a reporting company under Section 12(g) of the Securities Exchange Act of 1934, as amended. On December 27, 2004, National Business Holdings, Inc. acquired Union Dental Corp. and Direct Dental Services, Inc. On May 1, 2005, the Company changed its name to Union Dental Holdings, Inc. On April 22, 2009, the Company filed a Form 15 with the SEC, terminating its reporting obligations under the Securities Exchange Act of 1934, as amended. On October 1, 2015, Union Dental Holdings, Inc. executed an Assignment for the Benefit of Creditors assigning all of its rights in its assets to, a secured creditor. On October 5, 2016, the case was closed.

On January 6, 2020, without the knowledge or consent of the sole officer and director and controlling shareholder, an individual who had no approval or control filed a notice of reinstatement in Florida. Then on March 3, 2020, the same individual filed a name change to Oilvite, Inc. in an unauthorized attempt to gain control of the Company and otherwise engage in corporate identity theft. The individual’s efforts were discovered by the Company’s transfer agent who refused to take instructions from anyone other than the sole officer and director and control shareholder who she knew had not transferred control of the Company and ultimately the individual’s efforts were stopped without further damage or inconvenience. On July 13, 2020, the Company filed Articles of Amendment in Florida changing the name of the Company back to “Union Dental Holdings, Inc.” from Oilvite Inc.

Effective as of May 1, 2020, our former sole officer and director resigned as sole officer and director and appointed Michael F. O’Shea to hold his positions with us. Also, at this time he transferred all of his ownership in our Company to Michael F. O’Shea.

On October 23, 2020, we filed Articles of Amendment in Florida changing our name to “Xcelerate, Inc.”

Our principal place of business is located at is 110 Renaissance Circle, Mauldin, SC 29662. Our phone number is (854) 900-2020 and our website address is www.xcelerate.global.

We have not been subject to any bankruptcy, receivership or similar proceeding.

Going Concern

Our financial statements accompanying this report have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. We have a minimal operating history and minimal revenues or earnings from operations. We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues for the immediate future.  See “Item 7. Financial Statements and Notes.”

Plan of Operation

Because we only began generating revenue in July 2023 as a result of the acquisition of the ESN Group, we are required to provide a Plan of Operation of our proposed business. Please see “Item 1 - Business – Plan of Operation” above for a discussion of our proposed businesses, which is incorporated herein as if set forth.

Results of Operations

Comparison of Results of Operations for the Years Ended December 31, 2023 and 2022

We generated gross revenue of $1,122,085, which began in July 2023 following our acquisition of the ESN Group. None of our other business segments generated any revenue to date. As a result, we incurred a net loss from operations during the year ended December 31, 2023, of $2,750,700 ($0.01 per share), compared to a net loss of $844,609 ($0.00) during the year ended December 31, 2022, when we had no operating business. We incurred general and administrative expenses of $2,612,666 during 2023, compared to $844,609 in 2022, as a result of a significant increase in business operations.

13

As of December 31, 2023, we had $851,705 in current assets as a result of the acquisition of our interests in the ESN Group and ASA, compared to $18,815 at December 31, 2022.

Liquidity and Capital Resources

At December 31, 2023, we had $ 238,028 in cash.

During the year ended December 31, 2023, net cash used in our operating activities totaled $(713,087) compared to net cash of $(137,940) during the year ended December 31, 2022 primarily as a result of additional stock based compensation in 2023, as well as the acquisition of our interests in the ESN Group in 2023. We anticipate that our cash requirements for our current operations will increase in the future as we continue to implement our new business plan.

Cash flows used in investing activities were $356,426 at December 31, 2023 and $210,000 during the year ended December 31, 2022. This increase was as a result of our acquisition of ASA and the ESN Group, net of cash received.

Net cash flows provided by financing activities totaled $1,288,726 during the year ended December 31, 2023, compared to $366,754 during the same period in 2022. The increase is attributable to proceeds received from loans made to us in 2023.All of the funding for our operations has been provided by our CEO in the form of interest free demand loans and one of our principal shareholders. As of December 31, 2023 and December 31, 2022, the balance of notes payable, related parties, was $1,420,793 and $132,067, respectively.

Management believes that we will require up to $10 million in additional funding in order to generate profits, primarily to be utilized in our proposed Africa operations. We do not think we will need more than $2 million to begin generating profits from our proposed licensing of our patents. This figure does not include any additional acquisitions that may present themselves. Currently, we do not have any firm committed arrangements for financing and can provide no assurance to investors that we will be able to obtain financing when required. No assurance can be given that we will obtain access to capital markets in the future or that financing, adequate to satisfy the cash requirements of implementing our business strategies, will be available on acceptable terms. Our inability to gain access to capital markets or obtain acceptable financing will have an adverse effect upon the results of our operations and upon our financial conditions.

Inflation

Although our operations are influenced by general economic conditions, we do not believe that inflation had a material effect on our results of operations during the year ended December 31, 2023.

Critical Accounting Policies and Estimates

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.  The preparation of these financial statements requires us to make estimates and judgments that affect the amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

Leases

We follow the guidance in SFAS No. 13 “Accounting for Leases,” as amended, which requires us to evaluate the lease agreements we enter into to determine whether they represent operating or capital leases at the inception of the lease.

14

Recently Adopted Accounting Standards

We do not believe that any other recently issued effective pronouncements, or pronouncements issued but not yet effective, if adopted, would have a material effect on the accompanying financial statements.

Off-Balance Sheet Arrangements

As of the date of this report, there were no off-balance sheet arrangements.

Item 3.      Directors and Officers

The following table sets forth regarding our executive officers, directors and significant employees, including their ages as of the date of this report:

Name	Position	Age	Director or Officer Since
Michael F. O’Shea	Chief Executive Officer, Director	73	2020
Jason Householder	Director	40	2020
Jon Wilken	Director	80	2022
Steve Gravely	Director	72	2020
Dr. Anja Glisovic	Interim Chief Science Officer	45	2020

Michael F. O’Shea-CEO, President, Director, & Chairman

Mr. O’Shea was appointed to his positions with us in May 2020. He is a forensic accountant and a licensed private investigator. He has worked closely with such agencies as the Federal Deposit Insurance Corporation, Resolution Trust Corporation, FBI, Office of the Controller of the Currency, US Secret Service and ATF. He has been admitted, on numerous occasions, as an expert witness in forensic accounting in both Federal and State court as well as foreign jurisdictions. He has on several occasions, been appointed as a Receiver by the State Court in South Carolina. Since 1999, Mike has been the Director of Forensic Research Group, Inc. and has been responsible for implementing and supervising its forensic accounting, financial investigation, and corporate due diligence programs. From 1985-1998 Mike served as Director of Investigations for Investigative Research Group, Inc., a firm that specialized in corporate due diligence, asset searches, bankruptcy review, and loan recovery. That company had Bank of New York, Chemical Bank, Summit Bancorp, and the New Jersey Economic Authority among its long list of noteworthy clients. He devotes only such time as necessary to our affairs.

Jason Householder–Director

Jason Householder was appointed as a director in December 2020. He is the Co-Founder and CEO of Charlotte based LenDRgroup Consulting, has more than a decade of experience in the healthcare banking field and specializes in assisting medical, dental, and veterinary practices to devise strategies that run their businesses effectively and achieve peak performance. LenDRgroup has financed over $300 mil in practice loans to dentists, physicians, and veterinarians. Jason has experience helping private practice owners, DSO, MSO, corporations, group practices, and hospital systems improve cash flow and profit margins, pursue expansion, acquire real estate, and devise exit strategies. He ranked as the #1 sales producer seven times when working for Bank of America Practice Solutions, Affinity Bank, and NuGrowrh Solutions.

Steve Gravely-Director

Steve Gravely was appointed as a director in December 2020. He is currently President of the Consulting Group of Jocassee, Inc, has been responsible for the start-up of 25 manufacturing plants around the world and over 300 new product introductions for large corporations such as Michelin, AT&T, NCR, Fluor/Maruti (India), and General Motors. As the Director of Operations for AT&T’s Global Information Solutions (NCR) for both North American and South America, he was responsible for the operation of manufacturing facilities in Brazil, California, and South Carolina.  Formerly, Steve led a high-level corporate acquisition team in the takeover of the third largest computer operation in Brazil. He also owns the computer industry record for computer R&D Development by designing, testing, and delivering a new PC in just 8 weeks while managing a Business Unit for AT&T. Steve is a graduate of Clemson University with a BS in Industrial Engineering in 1974.

15

Jon Wilken – Director

Mr. Wilken was appointed as a director in May 2022. In addition to his position as a director of our Company, since 2004 he has been President and CEO of HS Pharmaceutical, a company engaged in oncology research and the development of human and animal health care and medical products, as well as cosmetics and beauty products. Prior to founding HS Pharmaceuticals, from 1998 through 2002, Mr. Wilken was President and CEO of BILO Inc., a supermarket chain which at the time of his employment was wholly owned by Ahold NV of The Netherlands. During his tenure, the company employed approximately 26,000 people and operated over 400 retail supermarkets and convenience stores in four Southeastern States with annual sales of approximately $4 Billion. Mr. Wilken received a degree in Advanced Management from Harvard University in 1992. He devotes only such time as necessary to our affairs.

Dr. Anja Glisovic-Interim Chief Science Officer

Dr. Glisovic received her PhD in X-Ray and Material Physics from Germany’s Georg-August Universitat in 2007. She went on to become the head of the R&D Laboratory, Chief Science Officer, and R&D Project Leader for the Fraunhoffer Institute, the world’s leading applied research organization.  Dr. Glisovic will be bringing her vast experience in scientific research and development, as well as project leadership at the highest levels, to the Xcelerate Team. She holds numerous patents in the fields of medical devices, chemical engineering, and small arms and munitions. Her primary initial responsibility with the Xcelerate will be identifying and developing business combinations and high growth opportunities in the medical arena.

Board of Directors

Our board of directors currently consists of four directors, none of which are considered "independent" as defined in Rule 4200 of FINRA's listing standards. We may appoint additional independent directors to our board of directors in the future, particularly to serve on committees should they be established.

We have no formal policy regarding board diversity. In selecting board candidates, we seek individuals who will further the interests of our stockholders through an established record of professional accomplishment, the ability to contribute positively to our collaborative culture, knowledge of our business and understanding of our prospective markets.

Committees of the Board of Directors

We may establish an audit committee, compensation committee, a nominating and governance committee and other committees to our Board of Directors in the future but have not done so as of the date of this Offering Circular. Until such committees are established, matters that would otherwise be addressed by such committees will be acted upon by the Board of Directors.

Director Compensation

We have no standard arrangement to compensate directors for their services in their capacity as directors. Directors are not paid for meetings attended. However, we intend to review and consider future proposals regarding board compensation. All travel and lodging expenses associated with corporate matters are reimbursed by us, if and when incurred.

Executive Compensation Agreements

We have not executed an employment agreement with any of our Officers, Directors or advisors.

Summary Compensation Table

To date we have not paid or accrued any salaries to our officers or directors. Once we begin generating revenues, of which there is no assurance, our Board of Directors may consider paying management salaries consistent with the Company’s financial condition.

Our executive officers and directors have the responsibility of determining the timing of remuneration programs for key personnel based upon such factors as positive cash flow, shares sales, product sales, estimated cash expenditures, accounts receivable, accounts payable, notes payable, and cash balances. At this time, management cannot accurately estimate when sufficient revenues will occur to implement this compensation, or the exact amount of compensation.

16

Stock Incentive Plan; Options; Equity Awards

We have not adopted any long-term incentive plan that provides compensation intended to serve as incentive for performance. None of our executive officers or directors received, nor do we have any arrangements to pay out, any bonus, stock awards, option awards, non-equity incentive plan compensation, or non-qualified deferred compensation.

Limitation of Liability and Indemnification of Officers and Directors

Our Bylaws limit the liability of our directors and officers to the maximum extent permitted Florida law. Our Bylaws state that we shall indemnify and hold harmless each person who was or is a party or is threatened to be made a party to, or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was one of our directors or officers or such director or officer is or was serving at the request of the Company as a director, officer, partner, member, manager, trustee, employee or agent of another company or of a partnership, limited liability company, joint venture, trust or other enterprise.

We believe that indemnification under our Bylaws covers at least negligence and gross negligence on the part of indemnified parties. We also may secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our Bylaws permit such indemnification.

We may also enter into separate indemnification agreements with its directors and officers, in addition to the indemnification provided for in our Bylaws. These agreements, among other things, may provide that we will indemnify our directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person's services as one of our directors or officers, or rendering services at our request, to any of its subsidiaries or any other company or enterprise. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Item 4.      Security Ownership of Management and Certain Securityholders

The following table sets forth certain information regarding the ownership of Common Stock and Preferred Stock voting with the Common Stock as of the date of this report by (i) each person known to us to own more than 5% of our outstanding Common Stock as of the date of this Report, (ii) each of our directors, (iii) each of our executive officers, and (iv) all of our directors and executive officers as a group.  Unless otherwise indicated, all shares are owned directly and the indicated person has sole voting and investment power. The information provided is based upon 434,446,072 Common Shares and 120,000 Series B Preferred Shares issued and outstanding as of the date of this report. The address of each of the persons below is 110 Renaissance Circle, Mauldin, SC 29662, unless otherwise indicated.

Name	Class	Shares Beneficially Owned
		Number		Percent
Michael F. O’Shea(1)	Common	88,455,780	(3)	20.4
	Series B Preferred(2)	120,000		100

Steven Gravely(1)	Common	15,000,000		3.5

Jason Householder(1)	Common	15,000,000		3.5

Dr. Anja Glisovic(1)	Common	5,000,000		1.2

Clifford R. Theisen 826 Old Airport Rd #326 Greenville SC 29607	Common	46,000,000		10.6

All Directors and Officers as a Group (4 persons)	Common	141,743,280	(3)	32.6%
	Series B Preferred	120,000		100%

________________

(1)	Officer and/or director of our Company.
(2)	Each share of Series B Preferred Stock is entitled to 1,000 votes on all matters submitted to the Company’s shareholders
(3)	Includes 29,062,500 shares owned by Mr. O’Shea’s wife and a company owned by her.

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Item 5.      Interest of Management and Others in Certain Transactions

Since May 2020, a significant portion of the funding for our operations has been provided by Michael O’Shea, our CEO, in the form of interest free demand loans. As of December 31, 2023 and December 31, 2022, the balance of notes payable was $ 410,793 and $132,067, respectively.

During the years ended December 31, 2023 and 2022, a principal shareholder loaned us $610,000 and $-0-, respectively. These loans are interest free and are due upon demand.

Our principal place of business is provided to us by a company owned and controlled by Mr. O’Shea, rent free.

During the last two full fiscal years and the current fiscal year, there are no other transactions or proposed transactions involving the Company and a related party, in which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for our last three fiscal years.

Item 6.    Other Information

None

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Item 7.    Financial Statements

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Xcelerate, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Xcelerate, Inc. as of December 31, 2023 and 2022, the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ BF Borgers CPA PC

BF Borgers CPA PC

We have served as the Company's auditor since 2021

Lakewood, CO

April 24, 2024

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XCELERATE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2023	2022
ASSETS
Current assets
Cash	$238,028	$18,815
Account receivable	186,170	–
Inventory	414,951	–
Other assets	12,557	–
Total current assets	851,705	18,815
Investments	–	210,000
Right of use asset	20,829	–
Goodwill	429,185	–
Intangible assets	617,242	–
Total Assets	$1,918,963	$228,815

LIABILITIES & STOCKHOLDERS' (DEFICIT)

Current liabilities
Accounts payable	$632,808	$115,132
Lease liabilities -short term	21,968	–
Notes payable related parties	1,420,793	132,067
Total liabilities	2,075,569	247,199

Shareholders' Equity (Deficit)
Series A Preferred stock, par value $0.0001, -0- shares authorized; -0- and -0- shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively	–	–
Series B Preferred stock, par value $0.0001, 25,000,000 shares authorized; 120,000 and 120,000 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively	12	12
Common stock, par value $0.0001, 1,000,000,000 shares authorized; 434,446,072 and 385,446,072 shares issued and outstanding as of December 31, 2023 and December 31, 2022	43,444	38,544
Additional paid in capital	9,620,691	7,022,991
Accumulated deficit	(9,830,631)	(7,079,931)
Total Xcelerate Inc. Stockholders’ Deficit	(166,484)	(18,384)
Non-controlling interests	9,877	–
Total Stockholders' (Deficit)	(156,607)	(18,384)
Total Liabilities and Stockholders' (Deficit)	$1,918,963	$228,815

The accompanying notes are an integral part of these condensed consolidated financial statements.

20

XCELERATE, INC.

CONDENSED CONSOLIDATED  STATEMENTS OF OPERATIONS

	Year	Year
	ended	ended
	December 31,	December 31,
	2023	2022

Revenue	$1,122,085	$–
Cost of sales	827,968	–
Gross margin	294,116	–

Operating Expenses:
Amortization of intangible assets	74,321	–
General and administrative expenses	2,832,461	844,609
Total operating expenses	2,906,782	844,609
Loss from operations	(2,612,666)	(844,609)
Other (expense)
Interest expense	(277,500)	–
Total other expense	(277,500)	–
Loss before provision for income taxes	(2,890,166)	(844,609)
Provision for income taxes	–	–
Net loss	(2,890,166)	(844,609)
Less: Net income (loss) attributable to non-controlling interests	(139,466)	–
Net loss attributable to Xcelerate, Inc	$(2,750,700)	$(844,609)

Basic and diluted (loss) per common share	$(0.01)	$(0.00)

Weighted average number of shares outstanding	417,196,072	385,446,072

The accompanying notes are an integral part of these condensed consolidated financial statements.

21

XCELERATE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Preferred Stock Series A		Preferred Stock Series B		Common Stock		Additional Paid-in	Accumulated	Non- controlling	Total Stockholders' Equity
	Shares	Value	Shares	Value	Shares	Value	Capital	(Deficit)	interest	(Deficit)
Balance, December 31, 2021	–	$–	120,000	$12	364,446,072	$36,444	$5,975,091	$(6,235,322)		$(223,775)

Common stock issued in Reg A Offering					8,000,000	800	399,200			400,000

Common stock issued for services					13,000,000	1,300	648,700			650,000

Net loss								(844,609)		(844,609)

Balance, December 31, 2022	–	$–	120,000	$12	385,446,072	$38,544	$7,022,991	$(7,079,931)	$–	$(18,384)

	Preferred Stock Series A		Preferred Stock Series B		Common Stock		Additional Paid-in	Accumulated	Non- controlling	Total Stockholders' Equity
	Shares	Value	Shares	Value	Shares	Value	Capital	(Deficit)	interest	(Deficit)
Balance, December 31, 2022	–	$–	120,000	$12	385,446,072	$38,544	$7,022,991	$(7,079,931)	$–	$(18,384)

Common stock issued for services and financing fees					14,000,000	1,400	667,600			669,000

Common stock issued for services					25,000,000	2,500	1,386,600			1,389,100

Common stock issued to purchase intellectual property					10,000,000	1,000	543,500			544,500

Non-controlling interest									9,877	9,877

Net loss								(2,750,700)		(2,750,700)

Balance, December 31, 2023	–	$–	120,000	$12	434,446,072	$43,444	$9,620,691	$(9,830,631)	$9,877	$(156,607)

The accompanying notes are an integral part of these condensed consolidated financial statements.

22

XCELERATE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year	Year
	ended	ended
	December 31,	December 31,
	2023	2022

Cash Flows From Operating Activities:
Net loss	$(2,890,166)	$(844,609)
Stock-based compensation	2,058,100	650,000
Amortization expense	74,321	–
Changes is assets and liabilities
Accounts receivable	(123,876)	–
Inventory	85,978	–
Change in lease liabilities, net	(23,229)	–
Other assets	(5,013)	–
Accounts payable	110,798	56,670
Net cash (used in) operating activities	(713,087)	(137,940)

Cash Flows From Investing Activities
Investment in acquisition target	–	(210,000)
Acquisitions of businesses net of cash received	(356,426)	–
Net cash (used in) investing activities	(356,426)	(210,000)

Cash Flows From Financing Activities:
Proceeds from the sale of common stock	–	400,000
Proceeds (payments) from related party loans	1,288,726	(33,246)
Net cash provided by financing activities	1,288,726	366,754

Net Increase In Cash	219,213	18,815
Cash At The Beginning Of The Period	18,815	–
Cash At The End Of The Period	$238,028	$18,815

The accompanying notes are an integral part of these condensed consolidated financial statements.

23

XCELERATE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Xcelerate Inc. (the “Company”) f/k/a Union Dental Holdings, Inc., is a Florida corporation incorporated on November 26, 1996 under the name Stirus Research & Development, Inc. The Company has gone through several name changes since inception. Most recently the Company was known as Union Dental Holdings, Inc. In May 2020, the Company’s current CEO assumed his positions as the Company’s director and CEO and began implementing the Company’s new business plan described herein. On October 23, 2020, the Company changed its name to “Xcelerate, Inc.”

On January 6, 2020, without the knowledge or consent of the sole officer and director and controlling shareholder, an individual who had no approval or control filed a notice of reinstatement in Florida. Then on March 3, 2020, the same individual filed a name change to Oilvite, Inc. in an unauthorized attempt to gain control of the Company and otherwise engage in corporate identity theft. The individual’s efforts were discovered by the Company’s transfer agent who refused to take instructions from anyone other than the sole officer and director and control shareholder who she knew had not transferred control of the Company and ultimately the individual’s efforts were stopped without further damage or inconvenience. On July 13, 2020, the Company filed Articles of Amendment in Florida changing the name of the Company back to “Union Dental Holdings, Inc.” from Oilvite Inc.

In December 2021, the Company signed a Membership Interest Purchase Agreement to acquire a 51% interest in ASA Africa, LLC, a Wyoming limited liability company (“ASA”), a start-up medical technology and virtual health company that management believes is uniquely positioned to help patients in developing countries meet their medical needs by extending the reach of physicians through the technology. This technology is centered around patented and patent pending software that uses and incorporates artificial intelligence (“AI”) and Augmented Reality (“AR”) licensed from AdviNOW, an Arizona based medical software company who developed and holds patents for the licensed software.

ASA’s vision is to be the technology platform that allows “leapfrogging” advancement in the delivery of world class healthcare, initially in Africa, the continent with the largest population growth and high smartphone utilization for services, but without the ability to grow healthcare services in the traditional manner. The Company paid $320,000 in cash and issued 4,000,000 shares of common stock valued at $3,018 for its interest in ASA. As a result, on July 24, 2023, ASA became a 51% subsidiary of the Company.

On or about January 19, 2022, the Company filed a Form 1-A Offering Circular with the SEC pursuant to Regulation A promulgated under the Securities Act of 1933, as amended. This offering closed on February 3, 2023, with gross proceeds of $400,000 from the sale of 8,000,000 common shares at a price of $0.05 per share.

On July 24, 2023, the Company completed an acquisition of a majority interest in two related private companies, ESN Group, Inc. (“ESN”) and California Skin Research, Inc., (“CSRI”), (collectively the “ESN Group”) and their portfolio of health care and skin care products, including Ceramedx® (www.ceramedx.com), natural “plant based” ingredient therapeutic product and Earth Science Beauty (www.earthsciencebeauty.com). The Company acquired an aggregate of 51% interest in both of the aforesaid companies by subscribing for shares in ESN and purchasing shares from two of the former principals of the ESN Group in private sales. To acquire these interests the Company also repaid outstanding debt and purchased shares from current shareholders of the ESN Group, each of whom retained a minority interest in the ESN Group.

The aggregate cost of these acquisitions was $456,312. The Company funded the acquisition through a $400,000 interest free loan from an unaffiliated person, as well interest free loans from the Company’s CEO. The Company issued 3,000,000 shares of its common stock in consideration for the $400,000 loan. The ESN Group of companies offer Earth Science® nature-inspired beauty and personal care products and Ceramedx® therapeutic skincare solutions. The offered products are paraben-free, cruelty-free products with ingredients that include plant-based nutrients and antioxidants, soothing botanicals, hydrating moisturizers and pure essential oils.

As part of these transactions, the Company retained the services of John Jay Kline, the former President of the ESN Group of companies, who has continued to operate both companies on the Company’s behalf. As part of the consideration for his employment, in July 2023 the Company agreed to issue him 2,000,000 shares of common stock. These share were valued at $0.1170 each or a total of $234,000.

The Company’s year-end is December 31.

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NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with the Financial Accounting Standards Board (“FASB”) “FASB Accounting Standard Codification™” (the “Codification”) which is the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of condensed consolidated financial statements in conformity with generally accepted accounting principles (“GAAP”) in the United States.

Principles of consolidation

The accompanying condensed consolidated financial statements include the accounts of the Company and 51% subsidiaries, ESN and AFA. The Company recognizes the noncontrolling interests related to these less-than-wholly-owned subsidiaries, as equity in the condensed consolidated financial statements separate from the parent entity’s equity. The net loss attributable to the noncontrolling interest is included in net loss in the condensed consolidated statements of operations. All material intercompany accounts and transactions have been eliminated in consolidation.

Going Concern

The accompanying condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the twelve months following the date of these condensed consolidated financial statements. As of December 31, 2023, the Company had an accumulated deficit of $9,830,631 and negative working capital of $1,223,864.

Because the Company does not expect that existing operational cash flow will be sufficient to fund presently anticipated operations, this raises substantial doubt about the Company’s ability to continue as a going concern. Therefore, the Company will need to raise additional funds and is currently exploring alternative sources of financing. Historically, the Company raised capital through private placements, to finance working capital needs and may attempt to raise capital through the sale of common stock or other securities and obtaining some short-term loans. The Company will be required to continue to do so until its operations become profitable. Also, the Company has, in the past, paid for consulting services with its common stock to maximize working capital, and intends to continue this practice where feasible.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of liabilities and disclosure of contingent assets and liabilities, goodwill, and intangible assets at the date of the condensed financial statements during the reporting period. The most significant estimates relate to income taxes and contingencies. The Company bases its estimates on historical experience, known or expected trends, and various other assumptions that are believed to be reasonable given the quality of information available as of the date of these condensed consolidated financial statements. The results of these assumptions provide the basis for making estimates about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

Cash and cash equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. On December 31, 2023 and December 31, 2022, the Company’s cash equivalents totaled $238,028 and $18,815, respectively.

Credit risk

The Company maintains its cash and cash equivalent balances in a financial institution that are insured by the Federal Deposit Insurance Corporation (“FDIC”) for up to $250,000 per depositor. While the Company’s cash balances typically exceed this limit, management does not believe the credit risk related to these balances is significant.

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Accounts receivable, net

Management reviews outstanding balances on a regular basis to determine collectability. Collectability is based on customer history, the aging of amounts due, as well as any other current circumstances that could affect the collectability of amounts. When receivables are considered uncollectible, they are charged off against the allowance account. As of December 31, 2023 and 2022, accounts receivable are shown net of an allowance of $186,170 and $-0-, respectively.

Inventories, net

Inventories which are comprised of finished goods, bulk products, containers and packaging, are valued at the lower of cost or net realizable value. The Company’s inventories are valued under the first in, first out (“Fifo”) method or average cost method. he Company evaluates inventory levels quarterly value based upon assumptions about future demand and market conditions. Any inventory that has a cost basis in excess of its expected net realizable value, inventory that becomes obsolete, inventory in excess of expected sales requirements, inventory that fails to meet commercial sale specifications or is otherwise impaired is written down with a corresponding charge to the statement of operations in the period that the impairment is first identified. During the year ended the Company identified $99,274 in slow moving and obsolete inventory that was expensed.

Business Combinations

Under the acquisition method of accounting, the Company allocates the fair value of the total consideration transferred to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values on the date of acquisition. The fair values assigned, defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants, are based on estimates and assumptions determined by management. These valuations require the Company’s to make significant estimates and assumptions, especially with respect to intangible assets. The Company records the excess consideration over the aggregate fair value of tangible and intangible assets, net of liabilities assumed, as goodwill.

If the initial accounting for a business combination is incomplete by the end of a reporting period that falls within the measurement period, the Company reports provisional amounts in its condensed consolidated financial statements. During the measurement period, the Company adjusts the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date and the Company record those adjustments to its condensed consolidated financial statements.

Goodwill and Intangible Assets

Goodwill represents the future economic benefit arising from other assets acquired that could not be individually identified and separately recognized. Initially, the Company measures goodwill based upon the value of the consideration paid plus or minus net assets assumed. This initial measurement is subject to adjustment based on an independent third party valuation study performed within one year of the acquisition date. The goodwill arising from the Company’s acquisition is attributable to the value of the potential expanded market opportunity with new customers. Intangible assets have either an identifiable or indefinite useful life. Intangible assets with identifiable useful lives are amortized on a straight-line basis over their economic or legal life, whichever is shorter. The Company’s amortizable intangible assets consist primarily of customer relationships. The useful life of these customer relationships is estimated to be three years.

Goodwill is not amortized but is subject to annual impairment testing unless circumstances dictate more frequent assessments. The Company performs an annual impairment assessment for goodwill during the fourth quarter of each year and more frequently whenever events or changes in circumstances indicate that the fair value of the asset may be less than the carrying amount. Goodwill impairment testing compares the fair value of the reporting unit to its carrying amount. The fair value of the reporting unit is determined by considering both the income approach and market approaches. The fair values calculated under the income approach and market approaches are weighted based on circumstances surrounding the reporting unit. Under the income approach, the Company determines fair value based on estimated future cash flows of the reporting unit, which are discounted to the present value using discount factors that consider the timing and risk of cash flows. For the discount rate, the Company relies on the capital asset pricing model approach, which includes an assessment of the risk-free interest rate, the rate of return from publicly traded stocks, the Company’s risk relative to the overall market, the Company’s size and industry and other Company specific risks. Other significant assumptions used in the income approach include the terminal value, growth rates, future capital expenditures and changes in future working capital requirements. The market approaches use key multiples from guideline businesses that are comparable and are traded on a public market. If the fair value of the reporting unit is greater than its carrying amount, there is no impairment. If the reporting unit’s carrying amount exceeds its fair value, then an impairment loss is recognized in an amount equal to the excess.

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Property and equipment, net

Property and equipment is recorded at cost. Assets with an estimated useful life greater than one year and cost exceeding $2,500 are capitalized. Depreciation expense is calculated using the straight line method over the estimated useful lives of the assets, noted below. Maintenance and repairs are charged to expense as incurred.

Estimated useful lives (years)
Office & computer	5
Furniture & fixtures	7
Warehouse / production equipment	7

All property of the Company was fully depreciated as of December 31, 2023 and December 31, 2022.

Income taxes

The Company accounts for income taxes under FASB ASC 740, “Accounting for Income Taxes”. Under FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FASB ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. FASB ASC 740-10-05, “Accounting for Uncertainty in Income Taxes” prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.

The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The Company assesses the validity of its conclusions regarding uncertain tax positions annually to determine if facts or circumstances have arisen that might cause it to change its judgment regarding the likelihood of a tax position’s sustainability under audit.

Leases

Under Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) 842, the determination of whether an arrangement is a lease is made at the lease’s inception and a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets.

ROU assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since the Company’s leases do not provide an implicit rate, to determine the present value of lease payments, management uses the Company’s incremental borrowing rate based on the information available at lease commencement. Operating lease ROU assets also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets. The Company has lease agreements with lease and non-lease components, for which it has made an accounting policy election to account for these as a single lease component.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events, or changes in circumstances, indicate that the carrying amount of an asset may not be recoverable. The carrying amount of a long-lived asset is not considered recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss, if any, is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. Management has determined that long-lived assets were not impaired on December 31, 2023 and 2022.

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Revenue and cost recognition

Revenues are accounted for in accordance with FASB ASC 606, Revenue from Contracts with Customers when the control of the various manufactured products is transferred to the Company’s customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for these products. The Company’s revenue contracts generally represent a single performance obligation to sell its products to customers. Commercial orders which have terms are recognized as revenue upon shipment. Sales are recorded net of discounts and returns.

The Company’s revenues are primarily supported by distributors that fulfill the Company’s contracts. The Company negotiates the wholesale price of its products with the retailer and the Company’s distributors purchase the products at the negotiated discount price; these distributors then negotiate a service arrangement with the ultimate customer.

Net Loss per Share

Net loss per common share is computed by dividing net loss by the weighted average common shares outstanding during the period as defined by Financial Accounting Standards, ASC Topic 260, “Earnings per Share.” Basic earnings per common share (“EPS”) calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding.

Recently adopted accounting standards

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), that requires lessees to recognize most leases on their balance sheets related to the rights and obligations created by those leases. The accounting treatment for finance leases and lessors remains relatively unchanged. The accounting standards update also requires additional qualitative and quantitative disclosures related to the nature, timing and uncertainty of cash flows arising from leases. In July 2018, the FASB approved an amendment to the new guidance that introduced an alternative modified retrospective transition approach granting companies the option of using the effective date of the new standard as the date of initial application. The Company adopted the standard using the effective date method on January 1, 2022.

The Company elected the transition package of practical expedients that is permitted by the standard. The package of practical expedients allows the Company to not reassess previous accounting conclusions regarding whether existing arrangements are or contain leases, the classification of existing leases, and the treatment of initial direct costs. Additionally, the Company elected certain other practical expedients offered by the new standard which it will apply to all asset classes, including the option not to separate lease and non-lease components and instead to account for them as a single lease component and the option not to recognize ROU assets and related liabilities that arise from short-term leases (i.e., leases with terms of twelve months or less that do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise).

As part of its adoption of the new lease accounting standard, the Company also implemented new internal controls and updated accounting policies and procedures, operational processes and documentation practices to enable the preparation of financial information on adoption.

NOTE 3 – INVENTORY

Inventory, net is stated at the lower of cost or net realizable value at Fifo with cost determined under the moving average method. As of December 31, 2023 and December 31, 2022, inventory, net was $414,951 and $-0-, respectively.

NOTE 4 – LINE OF CREDIT

The ESN Group has a line of credit agreement with a bank for the amount of $300,000 that is due on demand. The line of credit requires monthly payments, including interest at the bank’s prime rate plus an applicable margin.

On the date of acquisition of the ESN Group by the Company, the balance of the Credit Line at ESN was $221,122.

As of December 31, 2023 and December 31, 2022, there are no balances outstanding on the line of credit.

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NOTE 5 – BUSINESS ACQUISITIONS

During the three months ended September 30, 2023, the Company entered into various agreements with two sellers to acquire the ESN Group, Inc. and California Skin Research, Inc. See Note 1, above. to these condensed consolidated financial statements.

For the acquisition of ESN and ASA, the following table summarizes the acquisition date fair value of consideration paid, identifiable assets acquired and liabilities assumed:

The value of $0.0007545 per common share paid as part of the consideration to acquire ASA was derived based upon the trading price of the Company’s common stock on the date of the transaction. The Company believes that represented the fair market value of common stock at the time of issuance.

The Company allocated the fair value of the total consideration paid of $572,247 as follows: $429,185 was allocated to goodwill and $143,062 was allocated to intangible assets, comprised primarily of customer relationships with a life of three years. The value of goodwill represented the Company’s ability to generate profitable operations going forward.

NOTE 6 – GOODWILL AND INTANGIBLE ASSETS

As of December 31, 2023, the balances of goodwill and intangibles assets were $429,185 and $617,242, respectively. As of December 31, 2023, intangible assets were comprised of $123,192 relating to the acquisition of ASA and ESN, being amortized at the rate of $3,974 per month over the remaining 31 month period, and $494,050 in intellectual property being amortized at the rate of $9,075 per month over the remaining 54 month period.

NOTE 7 – LEASES

For the ESN Group, the Company leases space under an operating lease agreement that had an original term length of three years and two options to renew it for one year each. The Company pays certain variable lease costs such as real estate taxes, insurance, and common area maintenance charges. The Company accounts for lease and non-lease components as a single lease component. Total operating lease cost for this lease for the year ended December 31, 2023, was $88,49.

The weighted average remaining lease term for operating leases is .25 years and the weighted average discount rate for operating leases is 9.40%.

NOTE 8 – NOTES PAYABLE RELATED PARTIES

A significant portion of the funding for the Company’s operations has been provided by its CEO in the form of interest free demand loans. As of December 31, 2023 and December 31, 2022, the balance of notes payable was $1,420,793 and $132,067, respectively. During the year ended December 31, 2023, one of the Company’s principal shareholders and CEO provided the Company with interest free demand loans of $1,288,726.

The composition of the notes payable balance as of December 31, 2023, was $1,010,000 due to two shareholders and $410,793 due to the Company’s CEO.

NOTE 9 – EQUITY

Common Stock

The Company has authorized 1,000,0000,000 shares of $0.0001 par value, common stock. As of December 31, 2023 and December 31, 2022, there were 434,446,072 and 385,446,072 shares of common stock issued and outstanding, respectively.

2023 Activity

During the year ended December 31, 2023, the Company issued a total 49,000,000 common shares comprised of the following:

•	39,000,000 shares were issued to service providers, for financing fees and its advisory board. These shares were valued at approximately $0.042 per share based on the trading price of the Company’s common stock on the date of approval by the Company’s Board of Directors for this share issuance. As a result, the Company recorded a non-cash charge of $2,058,100 for stock-based compensation on its Statement of Operations for the year ended December 31, 2023.

•	10,000,000 shares were issued to purchase intellectual property. These shares were valued at $.05445 based upon the trading price of upon the trading price of the Company’s common stock on the date the Company acquired the intellectual property.

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2022 Activity

On or about January 19, 2022, the Company filed a Form 1-A Offering Circular with the SEC pursuant to Regulation A promulgated under the Securities Act of 1933, as amended. Under the terms of the Offering the Company offered up to 20,000,000 common shares at a price of $0.05 per share for total proceeds of $1,000,000 if fully subscribed. During the year ended December 31, 2022, the Company raised a total of $400,000 in this Offering from the sale of 8,000,000 shares to investors at a price of $0.05 per share.

During the year ended December 31, 2022, the Company issued 13,000,000 common shares to service providers and its advisory board. These shares were valued at $0.05 per share consistent with the offering price of the Company’s Regulation A offering described above. As a result the Company recorded a non-cash charge of $650,000 for stock based compensation on its Statement of Operations for year ended December 31, 2022.

Preferred Stock

The Company has authorized 25,000,000 shares of Preferred Stock, par value $0.0001 per share.

As a result of issues raised by OTC Markets, in February 2021, the Company and Mr. O’Shea mutually agreed to redeem all of the Company’s issued and outstanding Series A Preferred Shares back to the Company. Also in February 2021, the Company’s Board of Directors authorized the creation of Series B Preferred Shares and issued an aggregate of 120,000 of these Series B Preferred Shares to Mr. O’Shea in consideration for his agreement to redeem the Series A Preferred Shares. Each Share of Series B Preferred Stock is entitled to 1,000 votes on all matters submitted to the Company’s shareholders. They are not convertible into shares of the Company’s Common Stock.

As of December 31, 2023 and December 31, 2022, there were 120,000 Preferred B shares outstanding.

NOTE 10 – SUBSEQUENT EVENTS

During the first calendar quarter of 2024 one of our principal shareholders loaned the Company $290,000 and the Chief Executive Officer loaned the Company an additional $18,500. The loan from the CEO is interest free. The Company and the principal shareholder are continuing discussions on the terms of his loan.

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Item 8.      Exhibits

Index to Exhibits

3.1	Articles of Incorporation (1)

3.2	Articles of Amendment to Articles of Incorporation (2)

3.3	Amendment to Articles of Incorporation (3)

3.4	Bylaws(4)

10.1	Exchange Agreement with Jay Kline(5)

10.2	Stock Purchase Agreement CSRI (6)

10.3	Stock Purchase Agreement ESN(7)

10.4	HS Pharmaceuticals LLC Purchase Agreement(8)

10.5	Memorandum of Understanding with Hayden Lutheran Hospital (9)

10.6	Memorandum of Understanding with Muhimbili National Hospital(9)

10.7	Research Agreement between ASA and AdviNOW(9)

21	List of Subsidiaries(10)

 _______________

(1)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 10-SB filed with the SEC on April 17, 2001
(2)	Incorporated by reference to Exhibit 2.1 to the Registrant’s Form 1-A filed with the SEC on January 19, 2022
(3)	Incorporated by reference to Exhibit 2.2 to the Registrant’s Form 1-A filed with the SEC on January 19, 2022
(4)	Incorporated by reference to Exhibit 2.3 to the Registrant’s Form 1-A filed with the SEC on January 19, 2022
(5)	Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 1-SA filed with the SEC on September 22, 2023
(6)	Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 1-SA filed with the SEC on September 22, 2023
(7)	Incorporated by reference to Exhibit 10.4 to the Registrant’s Form 1-SA filed with the SEC on September 22, 2023
(8)	Incorporated by reference to Exhibit 10.5 to the Registrant’s Form 1-SA filed with the SEC on September 22, 2023
(9)	Incorporated by reference to Exhibit 10 to the Registrants Form S-1/A registration statement filed with SEC on January 19, 2024
(10)	Incorporated by reference to Exhibit 21 to the Registrants Form S-1 registration statement filed with SEC on November 13, 2023

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 29, 2024.

Xcelerate, Inc.

By:  /s/  Michael F. O’Shea

Michael F. O’Shea, CEO and director

By: /s/ Steve Gravely

Director

By: /s/ Jason Householder

Director

By: /s/ Jon Wilken

Director

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